EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net income	$154	$720	$622	$415	$234
Income tax provision	16	57	95	50	75
Interest expense	460	2,046	1,614	1,141	863

Total earnings (a)	$630	$2,823	$2,331	$1,606	$1,172

Fixed charges - Interest expense (b)	$460	$2,046	$1,614	$1,141	$863

Ratio of earnings to fixed charges (a/b)	1.37	1.38	1.44	1.41	1.36

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.